Exhibit 99.1

Statoil ASA: Notice of annual general meeting

The annual general meeting of Statoil ASA (OSE:STL, NYSE:STO) will be held on 11 May 2016 at 17:00 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

Notice of the annual general meeting is attached hereto.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 11 May 2016 at 17:00 (CET)

at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway

AGENDA

1.	Opening of the annual general meeting by the chair of the corporate assembly (no voting)

2.	Registration of attending shareholders and proxies (no voting)

3.	Election of chair for the meeting

The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

4.	Approval of the notice and the agenda

5.	Election of two persons to co-sign the minutes together with the chair of the meeting

6.	Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2015, including the board of directors’ proposal for distribution of fourth quarter 2015 dividend
The board of directors proposes a fourth quarter 2015 dividend of US dollar ("USD") 0.2201 per share. The fourth quarter 2015 dividend accrues to the shareholders of the company as of 11 May 2016. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from 12 May 2016. For US ADR (American Depository Receipts) holders, the ex-dividend date will be 12 May 2016.

Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner ("NOK"). The NOK dividend will be calculated and communicated four business days after the record date in VPS (the Norwegian central security depository), which is 13 May 2016.

The board of directors proposes to the general meeting that the shareholders may choose to receive whole or part of their net dividend in newly issued shares at a discounted price, see the introduction of a scrip dividend programme in agenda item 8 below.

Proposed resolution:

“The annual accounts and the annual report for 2015 for Statoil ASA and the Statoil group are approved, including group contributions from Statoil ASA to subsidiaries as described in the annual accounts. A fourth quarter 2015 dividend of USD 0.2201 per share is distributed.

As further set out in agenda item 8 below, shareholders may choose to receive their dividend wholly or partially in cash or in newly issued shares.”

If the scrip dividend programme is resolved the expected payment date for cash dividend is on or about 27 June 2016. The expected payment date for dividends in USD to US ADR holders is on or about 29 June 2016.

If the scrip dividend programme is not resolved by the general meeting, the payment of dividend will be made in cash only and will take place earlier than outlined above. The payment date will be communicated in advance.

7.	Authorisation to distribute dividend based on approved annual accounts for 2015
Statoil has paid quarterly dividend since 2014. The dividend resolutions for the first quarter to the third quarter have been resolved by the board of directors based on an authorisation provided by the general meeting, cf. the Norwegian Public Limited Liability Companies Act section 8-2 second paragraph.

The board of directors proposes that the general meeting provides an authorisation to the board of directors to resolve the payments of quarterly dividends based on the company’s approved annual accounts for 2015. Statoil will announce dividend payments in connection with the respective quarterly results. Payment of the quarterly dividend is expected to take place approximately five months after the announcement of the quarterly results.

As further set out in agenda item 8 below, the board of directors proposes to introduce a two-year scrip dividend programme which will also cover dividend resolved in accordance with the authorisation in this agenda item 7. For the sake of good order, the authorisation to the board of director to distribute dividend in accordance with the authorisation will also be effective if the scrip dividend programme is not resolved by the general meeting.

Proposed resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2015, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decisions in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

As further set out in agenda item 8 below, shareholders may choose to receive their dividend wholly or partially in cash or in newly issued shares.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2017.”

8.	Approval of a two-year scrip dividend programme
The board of directors considers the dividend policy an important commitment to the company’s shareholders and the dividend policy remains firm. Anchored in the dividend policy, the board of directors propose to introduce a two-year scrip dividend programme commencing from the fourth quarter 2015. The scrip dividend programme offers shareholders the option to receive all or part of the quarterly dividends in cash or in newly issued shares in Statoil. The scrip dividend programme is envisaged to cover all distributions of dividend until and including the third quarter 2017. The scrip dividend programme is expected to strengthen Statoil’s financial robustness in a low price environment. This initiative comes in addition to other measures such as strict financial discipline and significant efficiency improvements. Further, the scrip dividend programme is a tool to strengthen Statoil's financial capacity to invest in profitable projects in a low, volatile and uncertain price environment.

Under the scrip dividend programme, the shareholders may choose to receive the net dividend in either cash or newly issued ordinary shares or ADRs in the case of ADR holders in Statoil. Net dividend means the dividend after deduction of any applicable withholding tax. Shareholders who wish to receive new shares must make a subscription of shares whereby the contribution for the new shares will be settled by way of set-off against the net dividend the shareholders are entitled to. All subscriptions will be rounded down to the nearest whole number of shares. Any part of the net dividend not used for subscription of shares, will be paid in cash. Shareholders who choose to receive all of their net dividend in shares, but whose net dividend does not exceed the subscription price for one share will receive their dividend paid in cash. Shareholders who have not subscribed for dividend shares at the time of expiry of the subscription will be paid the dividend amount the relevant shareholder is entitled to in cash without any action on its part.

The subscription price for each dividend issue shall be determined by the board of directors. The subscription price for the shareholders on the Oslo Stock Exchange shall be equal to the volume-weighted average share price on the Oslo Stock Exchange, with a deduction for a percentage discount determined by the board of directors for each dividend issue. The subscription price for the fourth quarter 2015 shall be set to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period with a deduction for a discount of 5%. The board of directors, at their sole discretion, will for the remaining dividend issues determine the number of trading days to calculate the volume-weighted average share price, notwithstanding that the relevant trading day(s) shall be the last trading day(s) of the subscription period and that the calculation may not include more than five trading days. The discount will be determined at the board of directors’ sole discretion, but for the first quarter to the third quarter 2016 the discount may not exceed 10%. The subscription price for the ADR holders will be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD using the Central Bank of Norway's average USD exchange rate over the same days as is included in the calculation of the subscription price.

The subscription of shares shall be made electronically through the VPS' online subscription system available via a link on Statoil's web site. Subscriptions may also be made on a separate subscription form, cf. section 10-7 of the Norwegian Public Limited Liability Companies Act.

As set out above the scrip dividend programme will last for two years. The dividend issues for the fourth quarters of 2015 and 2016 will be resolved by the annual general meeting, while the dividend issues for the three first quarters of 2016 and 2017 will be resolved by the board of directors and based on the authorisations from the annual general meetings in 2016 and 2017 respectively. If the conditions for the scrip dividend programme change, e.g. if the market conditions change considerably or if it turns out that few shareholders choose to receive their dividend in shares instead of cash, the board of directors may, at their sole discretion, resolve to not offer dividend shares for a particular quarter or to cancel the scrip dividend programme.

It is a precondition for the board of directors’ proposal to introduce the scrip dividend programme that Statoil and the Norwegian State represented by the Ministry of Petroleum and Energy (the Ministry), have entered into a two-year agreement whereby the Ministry firstly undertakes to vote in favour of the resolutions in the annual general meetings in 2016 and 2017 to (i) increase the share capital in connection with payment of dividend for fourth quarter 2015 and fourth quarter 2016, (ii) grant the board of directors authorisation to distribute quarterly dividend based on the approved annual accounts for 2015 and 2016 and (iii) grant the board of directors authorisation to increase the share capital in connection with payment of dividend for first quarter to third quarter 2016 and first quarter to third quarter 2017. Secondly, it is a precondition that the Ministry undertakes to participate in the scrip dividend programme. Pursuant to the draft agreement to be entered into with the Ministry prior to the annual general meeting, it is proposed that the Norwegian State shall use the part of its quarterly dividend to subscribe for the number of shares that is required to maintain its ownership interest of 67% in Statoil. Any part of the dividend not used as settlement for new shares by the Norwegian State shall be paid in cash. Reference is made to Proposition to the Norwegian Parliament "Prop. 48 S (2015-2016) Deltakelse i utbytteaksjeprogram og kapitalforhøyelse i Statoil ASA" for further information about the Norwegian State's participation in the scrip dividend programme.

Further information regarding the scrip dividend programme is available at www.statoil.com/agm. There will be published a prospectus pursuant to the provisions in the Norwegian Securities Trading Act. The new shares may not be subscribed for by shareholders in jurisdictions in which an offer to subscribe would be unlawful for the relevant shareholder.

On this background the board of directors proposes that the shareholders approves the scrip dividend programme for the fourth quarter 2015 and the first three quarters of 2016 by resolving the following resolutions:

8.1.	Share capital increase for issue of new shares in connection with payment of dividend for fourth quarter 2015

In order to implement the scrip dividend programme for fourth quarter 2015, the board of directors proposes that the general meeting resolves a share capital increase whereby each shareholder may choose to use the net dividend the relevant shareholder is entitled to for the fourth quarter 2015 to subscribe for shares in the company. The shareholders may elect to use their net dividend to subscribe for shares in whole or in part. Any part of the net dividend not used for subscription of shares, will be paid in cash. The subscription price for the dividend shares which are subscribed for by the shareholders, will be settled by way of set-off against the net dividend the shareholders are entitled pursuant to agenda item 6 above. It is not permitted to settle the subscription price by a different manner than set-off against the net dividend.

Proposed resolution:

"The general meeting of Statoil ASA hereby resolve to increase the share capital on the following terms and conditions:

1.	The share capital is increased with an amount of minimum NOK 2.50 and maximum NOK 400,000,000. The new shares shall have a nominal value of NOK 2.50.
2.	The board of directors shall set the subscription price as follows:
a. For shareholders on Oslo Stock Exchange (Oslo Børs) the subscription price shall be set to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. The subscription price may not be lower than NOK 50 or higher than NOK 500 per share.
b. For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period. The subscription price may not be lower than USD 5 or higher than USD 50 per share.
3.	Only shareholders of Statoil as of the expiry of 11 May 2016, as registered in Statoil's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 13 May 2016, are entitled to subscribe for shares.
4.	The new shares may not be subscribed for by shareholders in jurisdictions in which an offer to subscribe would be unlawful for the relevant shareholder.
5.	Subscription of the new shares shall be carried out in accordance with the following:
a) Each of these shareholders can choose to receive their dividend wholly or partially in cash or newly issued shares and therefore are entitled to use in whole or in part the net dividends that the relevant shareholder is entitled to for the fourth quarter of 2015, to subscribe for shares in the company. The contribution will be settled by way of set-off against the subscribers’ entitlement to net dividend from the company. Dividend in USD which shall be used as contribution shall be converted into NOK by using the same exchange rate between USD and NOK as set out under item 2 b) above. All subscriptions will be rounded down to the nearest whole number of shares. Any part of the net dividend not used to settle the subscribed shares, shall be paid in cash.
b) The Norwegian State has undertaken to participate in the dividend offer by using the part of its quarterly dividend to subscribe for the number of shares that is required to maintain its ownership interest of 67% in Statoil.

6.	Each shareholder will be allocated the number of shares equal to the amount each shareholder has subscribed for during the subscription period, cf. item 5 above, divided by the subscription price, cf. item 2 above. No fractional shares will be allocated.
7.	The subscription period shall commence at the latest on or about 30 May 2016. The subscription period shall be at least 10 business days. Subscription of shares shall take place electronically or on a designated subscription form within the expiry of the subscription period.
8.	ADR-holders under the ADR program in the US may make their election through Deutsche Bank as the depositary and receiving agent for the ADR program.
9.	The new shares give shareholders rights in the company, including the right to dividends, from the registration of the share capital increase in the Norwegian Register of Business Enterprises. At the same time, section 3 of the Articles of Association shall be amended to reflect the new share capital.
10.	The estimated costs for the share capital increase are NOK 5 million.”

KPMG has prepared a statement according to the Norwegian Public Limited Liability Companies Act section 2-6 first and second paragraph, cf. section 10-2 third paragraph. The statement is an appendix to this notice and is also available at www.statoil.com/agm.

8.2.	Authorisation to the board of directors to increase the share capital in connection with payment of dividend for first quarter to third quarter 2016

In order to implement the scrip dividend programme for first quarter to third quarter 2016, the board of directors proposes that the general meeting provides an authorisation to the board of directors to increase the share capital in the company. It is a precondition for this proposal that the general meeting resolves the proposal to increase the share capital by issuing new shares in connection with the distribution of dividend for the fourth quarter of 2015 in item 8.1. This authorisation must also be viewed in conjunction with the authorisation to distribute dividends, see agenda item 7 above.

The authorisation to increase the share capital may only be utilised to increase the share capital in order to implement the scrip dividend programme for first quarter to third quarter 2016 as described above. It is thus proposed that the authorisation may be used to increase the share capital against contribution in kind.

The authorisation to the board of directors entails that the board of directors will determine the subscription price for each dividend issue. As set out above under the introduction to agenda item 8 the subscription price for the shareholders on Oslo Stock Exchange shall be set to the volume-weighted average share price on the Oslo Stock Exchange, with a deduction for a percentage discount determined by the board of directors for each dividend issue. The board of directors shall, at their sole discretion, determine the number of trading days to calculate the volume-weighted average share price, notwithstanding that the relevant trading day(s) shall be the last trading day(s) of the subscription period and that the calculation may not include more than five trading days. The discount will be determined at the board of directors’ sole discretion, but for the dividend issues in first quarter to third quarter 2016 the discount for each issue may not exceed 10%. The subscription price for the ADR holders will be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD using the Central Bank of Norway's average USD exchange rate over the same days as is included in the calculation of the subscription price.

Subscription and allocation of shares will be carried out in the same manner as described under agenda item 8.1 above.

Proposed resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to increase the share capital in the company in accordance with section 10-14 of the Norwegian Public Limited Companies Act, on the following conditions:

1.	The share capital may, in one or more rounds, be increased by a total of up to NOK 1,200,000,000.
2.	The authorisation may only be utilized to increase the share capital in connection with the implementation of Statoil ASA's scrip dividend programme for first quarter to third quarter 2016.
3.

The authorisation encompasses increase of share capital by way of set-off in accordance with section 10-2 of the Norwegian Public Limited Companies Act. The subscription price may be in both NOK and USD.

4.	The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2017.”

9.	Proposal from shareholder regarding Statoil’s strategy

A shareholder has proposed the following resolution:

“The board presents a revised strategy reflecting the company’s joint responsibility for helping meet the current energy demand within the framework of national and international climate targets. The board should in this context consider the opportunities and consequences of the following relevant sub-strategies:

1.	Withdraw the company from polluting and unprofitable ventures, such as tar sand in Canada and fracking in the USA.
2.	Terminate exploration for new oil and gas sources nationally and globally, including New Zealand.
3.	Increase the focus on New Energy Solutions with a triplication of planned investments in renewable energy from 1.7 to NOK 5.1 billion by 2024.
The result of the strategy work to be presented in the annual reports for 2016/17.”

The shareholder’s supporting statement and the board’s response is enclosed to this call for meeting and is also available at www.statoil.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

10.	The board of directors’ report on Corporate Governance

Pursuant to section 5-6 (4) of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board’s report on Corporate Governance which has been prepared in accordance with section 3.3b of the Norwegian Accounting Act. The Corporate Governance report for 2015 is available at www.statoil.com/agm.

The general meeting shall carry out a consultative vote regarding the Corporate Governance report, and the board proposes that the general meeting endorses the report.

11.	The board of directors’ declaration on stipulation of salary and other remuneration for executive management

In accordance with section 6-16a of the Public Limited Liability Companies Act, the board of directors shall prepare a declaration on stipulation of salary and other remuneration for executive management. The declaration is available at www.statoil.com/agm and is also referred to in note 5 to Statoil ASA’s annual report and accounts for 2015 which has been prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

In accordance with section 5-6 (3) of the Public Limited Liability Companies Act, the general meeting will consider the board of directors’ declaration itself by an advisory vote (item 11.1), whilst the part of the declaration that relates to remuneration linked to the development of the company’s share price is subject to approval by the general meeting (item 11.2).

Remuneration linked to the development of the company’s share price is described in the declaration section 6, where the board proposes that a company performance modifier is implemented and applied in assessment and decision of variable pay for executive management.

The board of directors recommends that the general meeting provides an advisory vote on the board of directors’ declaration (item 11.1) and approves the proposal related to remuneration linked to the development of the company’s share price (item 11.2).

11.1.	Advisory vote related to the board of directors’ declaration on stipulation of salary and other remuneration for executive management

Proposed resolution:

“The general meeting endorses the board of directors’ declaration on stipulation of salary and other remuneration for executive management.”

11.2.	Approval of the board of directors’ proposal related to remuneration linked to the development of the company’s share price

Proposed resolution:

“The general meeting approves the board of directors’ proposal related to remuneration linked to the development of the company’s share price as described in section 6 of the declaration.”

12.	Approval of remuneration for the company’s external auditor for 2015

13.	Election of members to the corporate assembly

The nomination committee nominates the following persons as shareholder-elected members of the corporate assembly until the annual general meeting in 2018:

1.	Tone Lunde Bakker (nominated as chair for the corporate assembly’s election) (existing member, new nomination as chair)
2.	Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (new member)
3.	Greger Mannsverk (existing member)
4.	Steinar Olsen (existing member)
5.	Ingvald Strømmen (existing member)
6.	Rune Bjerke (existing member)
7.	Siri Kalvig (existing member)
8.	Terje Venold (existing member)
9.	Kjersti Kleven (existing member)
10.	Birgitte Ringstad Vartdal (new member, existing 4. deputy member)
11.	Jarle Roth (new member)
12.	Kathrine Næss (new member)

The nomination committee nominates the following persons as deputy members for the shareholder-elected members of the corporate assembly until the annual general meeting in 2018:

1. deputy member: Kjerstin Fyllingen (new deputy member)

2. deputy member: Nina Kivijervi Jonassen (existing 3. deputy member)

3. deputy member: Håkon Volldal (new deputy member)

4. deputy member: Kari Skeidsvoll Moe (new deputy member)

For further information about the nominated candidates, please see information from the nomination committee at www.statoil.com/agm.

14.	Election of members to the nomination committee

The nomination committee nominates the following persons as members of the nomination committee until the annual general meeting in 2018:

1.	Tone Lunde Bakker, chair (existing member, new nomination as chair)

2.	Tom Rathke (existing member)

3.	Elisabeth Berge (existing member)

4.	Jarle Roth (new member)

As a personal deputy member for Elisabeth Berge, the nomination committee nominates the following person until the annual general meeting in 2018:

Bjørn Ståle Haavik, Ministry of Petroleum and Energy (existing deputy member)

For further information about the nominated candidates, please see information from the nomination committee at www.statoil.com/agm.

15.	Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees

Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this scheme is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, approximately 80% of the employees participate in the share saving plan. At the annual general meeting in 2015 it was decided to authorise the board of directors to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting in 2016, but no later than 30 June 2016. It is proposed that the general meeting gives the board of directors a new authorisation to acquire shares in the market, in order to continue the company's share saving plan.

Proposed resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire Statoil shares in the market on behalf of the company. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 42.000.000. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors.

The authorisation shall be valid until the next general meeting, but not beyond 30 June 2017. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2015.”

16.	Authorisation to acquire Statoil ASA shares in the market for subsequent annulment

The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 own shares in the market (approximately 2.4 per cent of the company’s share capital) in accordance with the Norwegian Public Limited Liability Companies Act section 9-4.

The reason for the request for such an authorisation is to enable Statoil’s board of directors to utilise this mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company’s shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company’s capital structure in order to make it more expedient. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by the remaining shares representing an increased ownership interest in the company.

It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company’s share capital. It is also a precondition for the repurchase and the annulment of own shares that the Norwegian State’s ownership interest in Statoil is not changed. In order to achieve this, a proposal for the redemption of a proportion of the State’s shares, so that the State’s ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The State currently has an ownership interest of 67 per cent, and the total repurchase/redemption and annulment could thus involve up to 227,272,727 shares (approximately 7.1 per cent of the company’s share capital).

It is a precondition for the board of directors’ request for authorisation to repurchase own shares that Statoil and the Norwegian State represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the State’s shares. On redemption of the shares, Statoil will pay a price to the State for each share corresponding to a volume-weighted average of the price paid by Statoil for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases until payment is effected.

Proposed resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Statoil shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2017.”

17.	Marketing Instructions for Statoil ASA – adjustments

On 25th May 2001 the annual general meeting of Statoil adopted the “Marketing Instruction for Statoil ASA” (Marketing Instruction) which requires Statoil to market oil and gas produced from the State’s direct financial interests in the petroleum sector (“SDFI”) together with its own oil and gas. The overall objective of the marketing arrangement is to maximize the total value of Statoil’s petroleum and the State’s petroleum, and to ensure a fair distribution of the total value generated. In order to comply with this objective, a need for making certain adjustments to the applicable pricing- and allocation principles under the Marketing Instruction have been identified. The board of directors supports the proposal and recommends that the annual general meeting adopts a decision that the necessary adjustments to the Marketing Instruction shall be made. The adjustments as such will be made by the State represented by the Ministry of Petroleum and Energy. The board of directors will follow up on the adjustments made.

On this basis, the board of directors asks the annual general meeting to adopt the following resolution:

“The annual general meeting approves that adjustments in the Marketing Instruction for Statoil ASA, adopted by the annual general meeting on 25th May 2001, be made to the provisions concerning applicable pricing- and allocation principles for NGL and potentially crude oil so that Statoil has the necessary incentives to maximize the total value of the State’s and Statoil’s petroleum and ensure fair distribution at any time. The adjustments are made by the Norwegian State represented by the Ministry of Petroleum and Energy.”

Registration

Shareholders wishing to attend the annual general meeting, either in person or by proxy, should register by 9 May 2016 at 12:00 (CET). Registration may be sent electronically through the company’s website www.statoil.com/agm or through VPS Investor Services. It may also be sent by e-mail: genf.statoil@dnb.no or by post to DNB Bank ASA, Registrar’s Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The registration form has been distributed to the shareholders as an appendix to the notice. Valid ID must be presented when attending in person.

A shareholder, not present himself/herself at the general meeting, may by 9 May 2016 at 12:00 (CET) cast a vote on each agenda item via a link on the company’s website www.statoil.com/agm or via VPS Investor Services (PIN-code and reference number from the notice of attendance is required).

Shareholders wishing to vote at the annual general meeting by proxy may send their proxy form electronically via VPS Investor Services, or to DNB Bank ASA, Registrar’s Department, by 9 May 2016 at 12:00 (CET). The proxy may also submit a written and dated proxy in the general meeting. A proxy form, with instructions for use, has been distributed to the shareholders as an appendix to the notice. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a corporate body, must be enclosed with the proxy form.

If shares are registered by a nominee in the VPS register, cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wishes to vote for his/her shares, then the beneficial shareholder must re-register the shares in a separate VPS account in his/her own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the holder may, in the company’s opinion, vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

Statoil is a Norwegian public limited liability company governed by Norwegian law, including the Public Limited Liability Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 8,559,255 own shares which will not be voted for.

A shareholder has the right to have items included in the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included in the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisors to the general meeting and let one advisor speak on his/her behalf.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company’s financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and other case documents, including the annual report and accounts, and auditor’s report for 2015, are available on www.statoil.com/agm. Shareholders can request written distribution of the material by contacting Statoil ASA, attn: Investor Relations, PO Box 3, 1330 Fornebu, Norway (e-mail address: irpost@statoil.com).

Notice of attendance and power of attorney for the annual general meeting have been distributed to the shareholders together with the notice of the meeting.

Fornebu, 29 March 2016

The board of directors of Statoil ASA